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                                                                       EXHIBIT 4
                           [DAMES & MOORE GROUP LOGO]

                                                                    May 11, 1999

Dear Stockholder:

  We are pleased to inform you that on May 5, 1999, Dames & Moore Group (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with URS Corporation ("URS") and its subsidiary, Demeter Acquisition Corporation (the "Purchaser"), which provides for the acquisition of the Company by URS. Under the terms of the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (and together with the associated preferred stock purchase rights, the "Shares") at a price of $16.00 per share in cash.

  Following the successful completion of the Offer, the Purchaser will be merged with the Company (the "Merger"), and all shares of common stock not purchased in the Offer will receive in the Merger the same $16.00 per share in cash. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn on or prior to the expiration date of the Offer at least a majority of the Shares then outstanding on a fully diluted basis. The Offer is also subject to customary closing conditions, including (i) the expiration or termination of any applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and
(ii) conditions to the financing commitments obtained by URS.

  The Company's Board of Directors has unanimously approved and found advisable the Merger Agreement, the Offer, and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board of Directors recommends that you accept the Offer and tender all of your shares of common stock pursuant to the Offer.

  In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9, including the opinion of the Company's financial advisor, Prudential Securities Incorporated, (a copy of which is included with the Schedule 14D-9) to the effect that, as of the date of such opinion, the consideration to be received by the holders of the Company's stock in the Offer and the Merger is fair to such stockholders from a financial point of view.

  Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,
                                          /s/ Arthur C. Darrow
                                          Arthur C. Darrow
                                          Chairman, Chief Executive Officer
                                           and President